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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

Genelabs Technologies, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
368706206
(CUSIP Number)
Joseph Leung
Veron International Limited
Top Floor, Chinachem Golden Plaza
77 Mody Road, Tsimshatsui East
Kowloon, Hong Kong
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 30, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	368706206

1	NAMES OF REPORTING PERSONS: Veron International Limited

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N. A.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	British Virgin Islands

	7	SOLE VOTING POWER:

NUMBER OF		1,078,326

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,078,326

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,078,326

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

ITEM 1.     SECURITY AND ISSUER
This statement relates to the common stock, no par value (the “Common Stock”) of Genelabs Technologies, Inc. (the “Issuer”), whose principal executive offices are located at 505 Penobscot Drive, Redwood City, California.
ITEM 2.     IDENTITY AND BACKGROUND
     This statement is being filed by Veron International Limited (“Veron” or the “Reporting Person”). Veron is an investment holding company organized under the laws of the British Virgin Islands with its principal office located at Top Floor, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong.
     Veron is an investment holding company which is controlled by Ms. Nina Wang. The names of each executive officer and director of Veron are as follows:

Officers

Ms. Nina T.H. Wang President & Treasurer c/o Chinachem Golden Plaza, Top Floor 77 Mody Road Kowloon, Hong Kong	Mr. Joseph Leung Wing Kong Vice President and Secretary c/o Chinachem Golden Plaza, Top Floor 77 Mody Road Kowloon, Hong Kong

Directors

Ms. Nina T.H. Wang President & Treasurer c/o Chinachem Golden Plaza, Top Floor 77 Mody Road Kowloon, Hong Kong	Mr. Joseph Leung Wing Kong Vice President and Secretary c/o Chinachem Golden Plaza, Top Floor 77 Mody Road Kowloon, Hong Kong
     Neither the Reporting Person nor any of its executive officers or directors listed above have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
     During the last five years, neither the Reporting Person nor any of its executive officers or directors listed above have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person or any such executive officer or director was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     Not Applicable.
ITEM 4.     PURPOSE OF TRANSACTION
     Not Applicable.
ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER
     (a)     As of June 30, 2006, Veron is the beneficial owner of shares of common stock of the Issuer, constituting approximately 4.5% of the Issuer’s outstanding common stock.
     (b)     Veron has sole power to vote and to dispose of its 1,078,326 shares of common stock of the Issuer.
     (c)     Not Applicable.
     (d)     No other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of common stock beneficially owned by Veron.
     (e)     On June 30, 2006, the Issuer issued 6,122,447 shares of its common stock in a private placement (the “Private Placement”). Veron did not participate in the Private Placement and as a result of dilution, following the closing of the Private Placement Veron’s percentage ownership in the Issuer decreased below five percent (5%).

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER
     Not Applicable.
ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS
     Not Applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
July 12, 2006
     Date

Veron International Limited,
By:	/s/ Joseph W.K. Leung
Joseph W.K. Leung, Director

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

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